ZENTEK LTD.
24 Corporate Ct
Guelph, Ontario N1G 5G5

May 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Zentek Ltd.
Registration Statement on Form F-3 (File No. 333-278886)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Act"), Zentek Ltd. (the "Company"), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the "Registration Statement") be accelerated to, and that the Registration Statement become effective at 4:00 p.m. (Eastern Time) on May 3, 2024, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Zentek Ltd.

/s/ Greg Fenton

Greg Fenton
Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC